April 21, 2005


Dr. John R. Tuttle, President
Daystar Technologies, Inc.
13 Corporate Drive
Halfmoon, New York 12065

Re:	Daystar Technologies, Inc.
	Amendment No. 1 to Registration Statement on Form S-3
	Filed April 13, 2005
      File No. 333-123497

Dear Dr Tuttle:

	This is to advise you that we have reviewed only those portions of your registration statement that relate to the matters covered by comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. We note your response to comment 4 and that you have proposed to include two alternative prospectus cover pages, one for the primary offering and one for the secondary offering. Please note that you may only use alternative prospectus cover pages if you include two separate prospectuses in the registration statement, with each prospectus containing the disclosures that are applicable to the offering to which that prospectus relates. For example, the offering, use of proceeds, and plan of distribution disclosures included in the prospectus to be used in connection with the primary offering would be limited to the primary offering, and that prospectus would not include a selling security holder table. Similarly, the offering, use of proceeds, selling security holders, and plan of distribution disclosures included in the prospectus to be used in connection with the secondary offering would be limited to the secondary offering. Both prospectuses should, however, contain appropriate summary references to the existence of the offering being effected by the other prospectus. Finally, if the content of the two prospectuses differs by only a few pages, the second prospectus need not be set forth in its entirety in the registration statement but instead may be presented as a series of substitute pages that, when combined with the remainder of the first prospectus, collectively constitute the second prospectus.

Incorporation of Certain Documents By Reference - Page 18
2. If required, please update the list of documents being incorporated by reference prior to requesting acceleration of effectiveness of your registration statement.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please furnish the representations outlined in the closing paragraphs of our April 4, 2005 letter when you request acceleration of the effectiveness of your registration statement.

	Any questions should be directed to Alan Morris at (202) 942-1980 or to the undersigned at (202) 942-7924.

							Sincerely,



							David Ritenour
							Special Counsel


cc: 	Thomas P. Palmer (Tonkon Torp)
	VIA TELEFAX  (503) 274-8779
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Dr. John R. Tuttle, President
Daystar Technologies, Inc.
April 21, 2005
Page 1